FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number 001-32412

CENTRAL SUN MINING INC.
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

EXHIBIT  NO.          DESCRIPTION

99.1                            Revised Interim Report for Q3 - Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL SUN MINING INC.

Date: November 18, 2008	By: /s/ Denis C. Arsenault Denis C. Arsenault, Chief Financial Officer

EXHIBIT 99.1

Revised Interim Report

Q3

Financial Statements

September 30, 2008

Notice to Readers:

Except for the addition of the term “Revised” in front of the phrase “Interim Report” on the cover page; a revision to the Consolidated Statements of Cash Flows under “Operating activities”; and this Notice to Readers, the form and content of this document is identical to that previously filed and posted on SEDAR on November 12, 2008. In consultation with the Ontario Securities Commission, these Interim Financial Statements are being refiled to correct a typographical error.

Central Sun Mining Inc.

Consolidated Balance Sheets

(Unaudited)

(US Dollars in thousands)

	September 30,	December 31,
	2008	2007
Assets
Current
Cash and cash equivalents	$2,908	$16,762
Marketable securities (note 4)	368	1,619
Accounts receivable and prepaids (note 5)	12,861	7,064
Product inventory (note 6)	1,547	3,426
Supplies inventory	8,776	5,803
	26,460	34,674
Restricted cash (note 7)	272	493
Equipment held for sale (note 8)	3,281	3,400
Property, plant and equipment (note 9)	46,200	34,988
	$76,213	$73,555

Liabilities
Current
Accounts payable and accrued liabilities	$15,041	$11,906
Loan payable (note 10)	7,751	-
Warrant liability (note 10)	350	-
Current portion of asset retirement obligations (note 11)	2,639	3,092
	25,781	14,998
Long term liability (note 11 (b))	943	-
Asset retirement obligations (note 11)	5,275	5,524
	31,999	20,522

Shareholders’ Equity
Warrants (note 12)	14,626	16,895
Agent’s options (note 13)	1,106	1,820
Contributed surplus (note 14)	13,511	8,289
Common shares (note 15)	109,145	108,373
Deficit	(93,058)	(82,479)
Accumulated other comprehensive (loss) income	(1,116)	135
	44,214	53,033
	$76,213	$73,555

Nature of operations, basis of presentation and going concern (note 1)

Contingency (note 8) Subsequent events (note 21)

The accompanying notes form an integral part of these interim consolidated financial statements.

Central Sun Mining Inc.

Consolidated Statements of Operations

Period ended September 30

(Unaudited)

(US Dollars and shares in thousands, except per share amounts)

	Three months ended September 30		Nine months ended September 30

	2008	2007	2008	2007

Sales	$10,207	$9,072	$29,899	$43,682

Cost of sales	7,752	8,908	20,441	39,633
Royalties and production taxes	561	405	1,724	1,890
Depreciation and depletion	49	10	82	30
Accretion expense (note 11)	150	364	448	497
	8,512	9,687	22,695	42,050
Income (loss) from mining operations before the undernoted items:	1,695	(615)	7,204	1,632
Expenses and other income:
General and administrative	1,010	1,458	3,821	4,037
Bellavista Mine write-down	-	53,797	-	53,797
Orosi Mine - Mill Project	453	377	7,242	618
Care and maintenance	1,497	2,287	3,829	3,052
Stock based compensation (note 15)	615	270	2,826	933
Exploration	1,247	530	3,640	1,483
Net insurance recovery (note 5)	(3,191)	-	(3,191)	-
Other (income) expense (note 3)	(312)	858	(384)	(6,172)
	1,319	59,577	17,783	57,748
Income (loss) from continuing operations, before taxes	376	(60,192)	(10,579)	(56,116)

Income tax expense	-	-	-	(1,865)
Income (loss) from continuing operations, after taxes	376	(60,192)	(10,579)	(57,981)

Loss from discontinued operations, net of taxes (note 20)	-	(46)	-	(170)

Net income (loss) for the period	$376	$(60,238)	$(10,579)	$(58,151)

Loss per share from continuing operations – basic and diluted	$-	$(1.75)	$(0.18)	$(1.69)
Loss per share from discontinued operations, net of tax – basic and diluted	-	-	-	-
Loss per share – basic and diluted	$-	$(1.75)	$(0.18)	$(1.69)

Weighted average number of shares outstanding	59,910	34,475	59,554	34,446

Nature of operations, basis of presentation and going concern (note 1)

Subsequent events (note 21)

The accompanying notes form an integral part of these interim consolidated financial statements.

Central Sun Mining Inc.

Period ended September 30

(Unaudited)

(US Dollars in thousands)

Consolidated Statements of Comprehensive Income (Loss)

	Three months ended September 30		Nine months ended September 30

	2008	2007	2008	2007

Net income (loss) for the period	$376	$(60,238)	$(10,579)	$(58,151)
Other comprehensive income
Unrealized gains (losses) on available-for- sale securities, excluding foreign exchange, net of tax	(798)	(668)	(1,148)	647
Unrealized foreign exchange gains on available-for-sale securities, net of tax	28	174	16	157
Reclassification adjustment for gains, included in net income	(119)	(829)	(119)	(960)
Total other comprehensive loss	(889)	(1,323)	(1,251)	(156)
Total comprehensive income loss	$(513)	$(61,561)	$(11,830)	$(58,307)

Consolidated Statements of Deficit

		Three months ended September 30		Nine months ended September 30

		2008	2007	2008	2007

Balance, beginning of period		$(93,434)	$(19,468)	$(82,479)	$(21,555)
Net income (loss) for the period	3	376	(60,238)	(10,579)	(58,151)
Balance, end of period		$(93,058)	$(79,706)	$(93,058)	$(79,706)

Consolidated Statements of Accumulated Other Comprehensive Income

	Three months ended September 30, 2008	Nine months ended September 30, 2008

Balance, beginning of period	$(227)	$135
Other comprehensive loss
Net change in unrealized losses on available-for- sale securities	(889)	(1,251)
Balance, end of period	$(1,116)	$(1,116)

The accompanying notes form an integral part of these interim consolidated financial statements.

Central Sun Mining Inc.

Consolidated Statements of Cash Flows

Period ended September 30

(Unaudited, US Dollars in thousands)

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Operating activities
Net income (loss) for the period	$376	$(60,238)	$(10,579)	$(58,151)
Loss from discontinued operations	—	46	—	170
Asset retirement obligations settled (note 11)	(247)	(409)	(1,991)	(544)
Items not affecting cash:
Bellavista Mine write-down	—	53,797	—	53,797
Depreciation and depletion	584	1,366	1,548	7,772
Accretion expense (note 11)	150	364	448	497
Stock based compensation (note 15)	615	270	2,826	933
Gain on sale of marketable securities	(119)	(829)	(119)	(960)
Gain on sale of royalties	—	—	—	(6,548)
Gross insurance recovery (note 5)	(3,534)	—	(3,534)	—
Unrealized foreign exchange gain	(1)	(38)	(4)	(47)
	(2,176)	(5,671)	(11,405)	(3,081)
Change in non-cash working capital (note 16)	363	1,127	(544)	2,462
Cash used in operating activities	(1,813)	(4,544)	(11,949)	(619)

Financing activities
Repayment of long term debt	—	—	—	(2,500)
Issuance of warrants	350	—	350	—
Increase in short term debt	7,751	—	7,751	—
Equity issued, net of issue costs	-	—	184	315
Cash generated from (used in) financing activities	8,101	—	8,285	(2,185)

Investing activities
Proceeds from sale of marketable securities	119	1,223	119	1,406
Change in restricted cash	—	-	221	(243)
Purchase of property, plant and equipment (note 9)	(6,965)	(2,592)	(11,430)	(8,291)
Proceeds from sale of royalties	—	—	—	4,694
Proceeds from sale of property, plant and equipment	—	—	900	—
Cash used in investing activities	(6,846)	(1,369)	(10,190)	(2,434)

Decrease in cash and cash equivalents from continuing operations	(558)	(5,913)	(13,854)	(5,238)
Decrease in cash and cash equivalents from iscontinued operations	—	(54)	—	(242)
Cash and cash equivalents, beginning of period	3,466	10,035	16,762	9,548
Cash and cash equivalents, end of period	$2,908	$4,068	$2,908	$4,068

Supplemental cash flow information (note 16)

The accompanying notes form an integral part of these interim consolidated financial statements.

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

1.	NATURE OF OPERATIONS, BASIS OF PRESENTATION AND GOING CONCERN

At a special meeting of shareholders held on November 29, 2007, Glencairn Gold Corporation’s name was changed to Central Sun Mining Inc. (“Central Sun” or the “Company”). The Company also changed the name of the Libertad Mine in Nicaragua to the Orosi Mine.

Central Sun’s business is gold mining which includes exploration, development, extraction, processing and reclamation. The Company’s business also includes the acquisition of gold properties in operation or in the exploration or development stage. The Company operates the Limon and Orosi Mines in Nicaragua and is reclaiming the Bellavista Mine in Costa Rica. The Company also has an option to acquire the Mestiza exploration property in Nicaragua.

On March 31, 2007, the Company suspended mining activities at the Orosi Mine. During 2007, the Company made payments towards the acquisition and construction of a conventional milling circuit. On May 1, 2008, a positive feasibility study on the Orosi Mill Project was completed. Subsequent to this date all development expenditures related to the project were being capitalized until such time as commercial production was reached. The mine continued to incur care and maintenance charges during the development period (note 21).

On July 25, 2007, the Company suspended all mining activities at the Bellavista Mine due to concerns over ground movements in the heap leach pad. Management concluded that the mine will not resume operations. The Bellavista Mine has been on care and maintenance since this date and revenues from residual leaching of the pads ceased at the end of September 2007. Remediation of the site commenced October 1, 2007 and the Company expects the remediation project to last for four years.

These interim consolidated financial statements have been prepared on the basis of Canadian generally accepted accounting principles (“Canadian GAAP”) applicable to a "going concern", which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.  As at and for the nine month period ended September 30, 2008, the Company had cash outflows of $13,854,000, reported a net loss of $10,579,000 and had an accumulated deficit of $93,058,000.

The Company currently does not have sufficient cash to fully fund ongoing 2008 capital expenditures, exploration activities and complete the development of the Orosi Mine - mill project. Consequently, the Orosi- mill project has been temporarily suspended (note 21), which will have an impact on the overall cost of the project and delay the previously scheduled start up date. The Company continues to seek additional financing such that it may be sourced in time to allow the Company to continue the normal course of planned activities.

At an annual production rate of approximately 45,000 gold ounces, the Company’s Limon Mine currently generates sufficient cash flows to cover ongoing sustaining capital requirements of the mine, the general and administrative expenses of the Company and the estimated care and maintenance costs of the Bellavista and Orosi mines. However, such cash flows are subject to market risk relating to the price of gold and maintaining current production levels. There can be no assurances that the Company’s activities in obtaining additional financing will be successful and that cash flows from the Limon Mine will be sufficient to fund ongoing operations (note 18). As a result there is substantial doubt regarding the “going concern” assumption.  These consolidated financial statements do not reflect adjustments that would be necessary if the “going concern” assumption were not appropriate.  If the “going concern” assumption were not appropriate for these consolidated financial statements, then adjustments to the carrying values of assets and liabilities, reported expenses and balance sheet classifications, which could be material, may be necessary.

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

1.	NATURE OF OPERATIONS, BASIS OF PRESENTATION AND GOING CONCERN (CONT'D)

The unaudited interim consolidated financial statements of the Company, which are expressed in U.S. dollars, have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements for the year ended December 31, 2007 except for those changes disclosed in Note 2. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual consolidated financial statements and notes thereto.

In the opinion of management, all adjustments considered necessary for fair and consistent presentation of interim financial statements have been included.

2.  ACCOUNTING POLICIES

a)	Recently Adopted Policies

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook effective January 1, 2008 on a prospective basis.

(i)	CICA Section 3031 - Inventories

This section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. This section also requires additional disclosure regarding the expensing of inventory.

The Company has adopted this new standard on a prospective basis. The adoption of the new standard will have no impact on the results of operations. The additional disclosures required under this section have been presented in Note 6.

(ii)	CICA Section 1535 – Capital Disclosures

This section establishes standards for disclosing information about a company’s capital and how it is managed.

Under this standard the Company is required to disclose the following, based on the information provided internally to the Company’s key management personnel:

(a)	Qualitative information about its objectives, policies and processes for managing capital;
(b)	Summary quantitative data about what it manages as capital;
(c)	Whether during the period it complied with externally imposed capital requirements to which it is subject; and,
(d)	When the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

The disclosures required under this new accounting standard have been presented in Note 18.

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

2.   ACCOUNTING POLICIES (CONT'D)

a)	Recently Adopted Policies (cont’d)

(iii) CICA Section 3862 – Financial Instruments – disclosures

This section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. The Company is required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The section requires specific disclosures, including the criteria for:

(a)	Designating financial assets and liabilities as held for trading;
(b)	Designating financial assets as available for sale; and,
(c)	Determining when impairment is recorded against the related financial asset or when an allowance account is used.

The disclosures required under this new accounting standard have been presented in Note 18.

(iv)	CICA Section 3863 – Financial Instruments – presentation

This section establishes standards for presentation of financial instruments and non-financial derivatives and provides additional guidance for the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, and the classification of related interest, dividends, losses and gains.

The requirements under this section have been complied with.

b)	New Accounting Standards

(i) CICA Section 3064 – Goodwill and intangible assets

Effective January 1, 2009, the Company will adopt Section 3064 “Goodwill and intangible assets” which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets.

Concurrent with the introduction of this standard, the CICA withdrew EIC 27 “Revenues and expenses during the pre-operating period”. As a result of the withdrawal of EIC 27, the Company will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.

The Company continues to evaluate the impact of this standard on future transactions.

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

3.	OTHER (INCOME) EXPENSE

	Three months ended September 30		Nine months ended September 30

	2008	2007	2008	2007

Interest and other income	$(266)	$(136)	$(580)	$(598)
Gain on sale of marketable securities	(119)	(829)	(119)	(960)
Gain on sale of royalties	-	-	-	(6,548)
Foreign exchange loss (gain)	50	(143)	375	(345)
Interest and finance fees	176	-	176	313
Legal settlement	17	1,104	127	1,104
Net write-down (recovery) of accounts receivable	(170)	862	(363)	862
	$(312)	$858	$(384)	$(6,172)

4.	MARKETABLE SECURITIES

The Company held the following marketable securities:

	September 30, 2008		December 31, 2007
	Shares	Amount	Shares	Amount

Independent Nickel Corp.	2,000	$330	2,000	$749
Carlisle Goldfields Limited	1,000	38	4,000	870
		$368		$1,619

These securities have been valued at closing prices on the relevant stock exchange as at September 30, 2008 and December 31, 2007. The Company has recorded the net after-tax increase or decrease in the fair value of these shares in other comprehensive income.

On August 19, 2008, Victory Nickel Inc. (“Victory Nickel”), an unrelated company, announced an offer to acquire all of the outstanding common shares of Independent Nickel Corp. (“Independent Nickel”). Pursuant to an amended offer announced on September 3, 2008, Victory Nickel offered to exchange 1.1 Victory Nickel shares for each one (1) Independent Nickel. The transaction closed subsequent to the end of the quarter and the Company now owns 2,200,000 shares of Victory Nickel. On September 22, 2008, Independent Nickel cancelled the escrow agreement and released the 1,450,000 common shares that were still subject to escrow.

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

5.	ACCOUNTS RECEIVABLE AND PREPAIDS

Accounts receivable and prepaids include:

	September 30, 2008	December 31, 2007

Insurance receivable	$3,534	$-
Note receivable (note 20)	1,952	2,768
Orosi Mill - construction deposits	4,564	1,899
Value-added and other tax receivables	1,616	914
Supplier advances	427	545
Other	768	938
	$12,861	$7,064

On October 2, 2008 the Company received gross proceeds of $3,534,000 (or $3,191,000 net of expenses), representing an interim insurance payment on an outstanding claim for certain equipment damages at the Bellavista Mine site. The damages were as a result of the ground movement in July 2007 and damage to the ADR building and other equipment when a portion of the heap leach pad slid into the building. The total claim by the Company is in excess of the interim insurance payment. The Company continues its efforts to recover further insurance proceeds; as at September 30, 2008 the amount of further recoveries is unknown.

6.	PRODUCT INVENTORY

	September 30,	December 31,
	2008	2007

In-process inventories	$247	$1,247
Gold inventory	1,300	2,179

Total	$1,547	$3,426

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007

Production costs	$6,328	$7,855	$17,513	$32,996
Depreciation and depletion	483	1,346	1,268	7,775
Inventory write-down	-	-	-	890
Change in inventory	1,137	8,826	1,879	7,091

Total inventory expensed	$7,948	$18,027	$20,660	$48,752

Allocated to:
Cost of sales	$7,752	$8,908	$20,441	$39,633
Bellavista Mine Write-down	-	9,119	-	9,119
Other expense	196	-	219	-

Total inventory expensed	$7,948	$18,027	$20,660	$48,752

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

7.	RESTRICTED CASH

The Company has placed $250,000 (2007 - $250,000) in a deposit with a bank to secure letters of guarantee issued by the banks to Costa Rican government authorities, to ensure the Company’s future reclamation obligations are completed. On May 29, 2008, the courts in Costa Rica garnished a further $22,000 in the cash account balances at the Bellavista Mine relating to the Dobles royalty (“Dobles”) arbitration.

On March 7, 2008, the courts in Costa Rica ordered the previously garnished bank account balances, in the amount of $243,000, at the Bellavista Mine be distributed as partial payment of amounts due stemming from the loss in an arbitration case with holders of the Dobles.

8.	EQUIPMENT HELD FOR SALE (BELLAVISTA MINE AND CONTINGENCY)

In July 2007, the Company announced that mining operations at the Bellavista Mine in Costa Rica were suspended due to ground movements in the heap leach pad. The Company has no plan to reopen the mine. At September 30, 2008 the mining property is shown at its estimated recoverable amount of $3,281,000 (2007 - $3,400,000).

On March 7, 2008, the courts in Costa Rica placed a lien on land at the Bellavista Mine site as security for the payment of amounts due stemming from the loss in an arbitration case with Dobles. As at September 30, 2008 the Company’s liability totaled $738,000 (2007 - $984,000). The placement of the lien will have no effect on the Company’s reclamation process currently underway.

The Costa Rican government has also indicated it will not permit the selling or transferring of assets from the Bellavista Mine site. The Company is currently negotiating with the government to reach an amicable solution. Should the government be successful in preventing any future asset sales or transfers from the site, the carrying value of the Bellavista Mine assets may need to be written-down. No such adjustment has been reflected in the financial statements at this time as the likely outcome of this situation cannot yet be determined.

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

9.	PROPERTY, PLANT AND EQUIPMENT

	September 30,	December 31,
	2008	2007

Mine properties:
Limon Mine, Nicaragua
Cost	$30,134	$27,224
Accumulated depreciation and depletion	(18,573)	(17,303)
	11,561	9,921

Orosi Mine, Nicaragua (a)
Cost	22,485	21,072
Accumulated depreciation and depletion	(5,067)	(5,020)
	17,418	16,052
Less: write-down	-	(88)
	17,418	15,964
Construction-in-progress (b)	17,108	8,411
Disposal (b)	(900)	-
	33,626	24,375

Other properties:
Mestiza, Nicaragua (c)	989	648

Corporate assets:
Cost	208	208
Accumulated depreciation	(184)	(164)
	24	44

Property, plant and equipment	$46,200	$34,988

a)	Orosi Mine, Nicaragua

In March 2007, a decision to begin construction of a conventional milling facility at the Orosi Mine resulted in the mining activities being suspended. The Orosi Mine continued to incur care and maintenance costs during the year (note 21).

b)	Construction-in-progress

As at September 30, 2008, the Company has made expenditures of $17,108,000 to third parties as part of the Orosi Mine expansion project. On May 1, 2008, a positive feasibility on the project was obtained. Subsequent to this date all development expenditures related to this project were being capitalized. The Company obtained a short term demand loan (note 10) to fund capital expenditures on the project; as a result, interest costs of $150,000 have been capitalized relating to the funds directly attributable to capital expenditures. Prior to this date, consulting, engineering and other project support costs related to this used mill facility were expensed.

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

9.  PROPERTY, PLANT AND EQUIPMENT (CONT'D)

On May 9, 2008, the Company disposed of non-essential components of the mill for proceeds of $900,000 which equates to the historic cost of the assets disposed.

(c)	Mestiza, Nicaragua

In September 2006, the Company signed an option agreement to acquire the Mestiza property in Nicaragua. The Company has since made payments totalling $860,000. The Company can complete the acquisition by making further cash installments totalling $1,273,000. The installments are due as follows:

Date	Amount

January, 2009	$100
July, 2009	948
January, 2010	225
$1,273

10.	LOAN PAYABLE

The Company has a $8,000,000 short-term loan facility outstanding. The loan facility was drawn-down in two equal tranches on July 2, 2008 and August 8, 2008. The Company has the right to repay the loan facility in whole or in part, in minimum increments of $1,000,000 at any time on ten days prior notice without a penalty or premium. Each tranche must be repaid 120 days following draw-down. Interest is applied at a fixed interest rate of 12.5% per annum. The Company also granted the lender a first priority pledge over the shares of holding companies for the Limon and Orosi Mines.

In addition, the Company issued two separate sets of 150,000 warrants to the lender upon each draw-down, with each warrant exercisable at $1.99. Both warrants have expiry dates of one year from their respective issue date. The lender has the right to redeem outstanding warrants, from both issues, not exercised at their expiration date, for $175,000 per issue (pro-rated in the event of a partial redemption). The lender’s option contained in the warrants has been recognized as a current financial liability by the Company.

On October 31, 2008, the first $4,000,000 tranche of the short-term loan facility, which was due on this date, was extended to December 8, 2008 (note 21).

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

11.	ASSET RETIREMENT OBLIGATIONS

	Three months ended September 30, 2008
	Limon Mine	Orosi Mine	Bellavista Mine	Keystone Property	Total

Balance, beginning of period	$1,361	$1,462	$3,990	$357	$7,170
Liabilities incurred	-	841	-	-	841
Liabilities settled	-	-	(247)	-	(247)
Accretion expense	23	25	93	9	150
Balance, end of period	1,384	2,328	3,836	366	7,914
Less: current portion	(120)	-	(2,153)	(366)	(2,639)
	$1,264	$2,328	$1,683	$-	$5,275

	Three months ended September 30, 2007
	Limon Mine	Orosi Mine	Bellavista Mine	Keystone Property	Total

Balance, beginning of period	$1,013	$1,367	$616	$1,051	$4,047
Liabilities settled	-	-	-	(409)	(409)
Accretion expense	17	23	306	18	364
Revision in estimated cash flows	-	-	5,637	-	5,637
Balance, end of period	1,030	1,390	6,559	660	9,639
Less: current portion	-	-	(3,025)	(660)	(3,685)
	$1,030	$1,390	$3,534	$-	$5,954

	Nine months ended September 30, 2008
	Limon Mine	Orosi Mine	Bellavista Mine	Keystone Property	Total

Balance, beginning of period	$1,315	$1,413	$5,333	$555	$8,616
Liabilities incurred	-	841	-	-	841
Liabilities settled	-	-	(1,776)	(215)	(1,991)
Accretion expense	69	74	279	26	448
Balance, end of period	1,384	2,328	3,836	366	7,914
Less: current portion	(120)	-	(2,153)	(366)	(2,639)
	$1,264	$2,328	$1,683	$-	$5,275

	Nine months ended September 30, 2007
	Limon Mine	Orosi Mine	Bellavista Mine	Keystone Property	Total

Balance, beginning of year	$979	$1,321	$595	$1,154	$4,049
Liabilities settled	-	-	-	(544)	(544)
Accretion expense	51	69	327	50	497
Revision in estimated cash flows	-	-	5,637	-	5,637
Balance, end of year	1,030	1,390	6,559	660	9,639
Less: current portion	-	-	(3,025)	(660)	(3,685)
	$1,030	$1,390	$3,534	$-	$5,954

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

11.  ASSET RETIREMENT OBLIGATIONS (CONT'D)

a)	Orosi mine, Nicaragua

The Company has incurred and recognized additional asset retirement obligations which pertain to the decommissioning of the buildings and tailings facility constructed for the usage in the new mill at the Orosi Mine. As at September 30, 2008, the Company has estimated that it will need approximately $3,871,000 (December 31, 2007 – $1,838,000) in undiscounted cash flows to settle these obligations.

b)	Keystone mine, Canada

On May 8, 2008 the Company signed an agreement with the Province of Manitoba (the “Province”) to settle on a release from all of the Company’s residual environmental responsibilities at the Lynn Lake site at the Keystone Property in return for the payment to the Province of a sum of Cdn $2,000,000, net of costs eligible for recovery. The amount is payable in four annual installments of Cdn$500,000 each, with the first installment being paid on July 6, 2008. As at September, $943,000 (or Cdn$1,000,000) has been presented as a long-term liability and $677,000 (or Cdn$718,000) is included in accounts payable and accrued liabilities.

The remaining asset retirement obligation for the Keystone Property relates to ongoing reclamation activity at the Burnt Timber Mine and the Farley Lake Mine.

12.	WARRANTS

A summary of the transactions in the warrant account in 2008 is as follows:

	Number of Warrants	Amount

At December 31, 2007	135,677	$16,895
Exercise of warrants	(450)	(45)
Exercise of agent’s options	342	70
Expiry of warrants	(15,000)	(2,294)
At September 30, 2008	120,569	$14,626

The following table summarizes further information about the warrants outstanding at September 30, 2008:

Exercise Price	Number Outstanding at September 30, 2008	Expiry Date
(Cdn$)

$1.26	86,727	October 22, 2010
$8.75	33,842	November 26, 2008
$1.99	150 (a)	July 2, 2009
$1.99	150 (a)	August 8, 2009
	120,869

(a) During the quarter, the Company issued two separate sets of 150,000 warrants which have been recognized as current financial liabilities (note 10).

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

13.	AGENT'S OPTIONS

A summary of the transactions in the agent’s options account in 2008 is as follows:

	Number of Agent’s Options	Amount

At December 31, 2007	8,650	$1,820
Exercise of agent’s options for
common shares and warrants	(685)	(123)
Expiry of agent’s options	(1,800)	(591)
At September 30, 2008	6,165	$1,106

14.	CONTRIBUTED SURPLUS

A summary of the changes in the contributed surplus account in 2008 is as follows:

Amount

At December 31, 2007	$8,289
Stock options charge	1,587
Bonus shares charge (note 15(c))	1,239
Issuance of bonus shares (note 15(c))	(489)
Expiry of warrants (note 12)	2,294
Expiry of agent’s options (note 13)	591
At September 30, 2008	$13,511

15.	COMMON SHARES

The Company is authorized to issue an unlimited number of common shares without nominal or par value.

A summary of the changes in the common share account in 2008 is as follows:

	Number of Common Shares	Amount

Issued and outstanding at December 31, 2007	59,337	$108,373
Warrants exercised	64	126
Agent’s options exercised	98	157
Issuance of bonus shares (c)	411	489
	59,910	109,145
Bonus shares in escrow (c)	1,234	-
Issued at September 30, 2008	61,144	$109,145

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

15. COMMON SHARES (CONT'D)

(a)	Share Consolidation

On November 29, 2007, the shareholders of the Company authorized the consolidation of one common share for every seven pre-consolidation common shares of the issued and outstanding common shares of the Company. The consolidation was made effective December 5, 2007. All comparative share capital, common share option data (with the exception of agent’s options), and earnings per share amounts in the accompanying consolidated financial statements and notes have been retroactively restated to reflect this share consolidation.

(b)	Stock Options

The Company has a stock option plan whereby the Company may from time to time grant options to directors, officers, employees and consultants. The maximum term of any option may be ten years, but generally options are granted for five years or less. The exercise price of an option is the volume weighted average price on the Toronto Stock Exchange of the five days preceding the grant date.

Stock option grants vest at 25% on each of the date of grant and six, twelve and eighteen months from the date of grant. As such, the estimated fair value of these options will be expensed over the options’ vesting period of 18 months and recorded as contributed surplus within Shareholders’ Equity.

The Company recognized stock-based compensation expense of $365,000 for the three months ended September 30, 2008 (2007 - $270,000) and $1,586,000 for the nine month period (2007 - $933,000) related to options that vested under the Company’s stock-based compensation plan. The fair value of each option grant was estimated on the date of grant using the Black-Scholes pricing model.

The fair value of each of the 2008 option grants was estimated on the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions:

Date of grant	February 4, 2008	June 25, 2008	July 1, 2008

Quantity	140	270	100
Exercise price	Cdn$1.80	Cdn$2.00	Cdn$2.00
Expected life in years	3	3	3
Risk free interest rate	3.17%	3.35%	3.25%
Expected volatility	74%	73%	77%
Dividend yield	0%	0%	0%
Fair value	$127	$270	$103

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

15. COMMON SHARES (CONT'D)

A summary of the stock option transactions in 2008 is as follows:

	Number	Weighted- Average Exercise Price
		(Cdn$)

At December 31, 2007	6,501	$2.23
Expired	(416)	3.92
Granted	510	1.95
At September 30, 2008	6,595	$2.10

The following tables summarize information about the stock options outstanding as at September 30, 2008:

			Options Outstanding
Exercise Prices	Number Outstanding at September 30, 2008	Weighted-Average Remaining Contractual Life	Weighted- Average Exercise Price
(Cdn$)		(in years)	(Cdn$)

$1.21 to $1.80	4,697	4.2	$1.23
$2.00 - $3.36	467	4.1	2.22
$3.85 - $5.32	1,156	2.7	4.49
$6.65	275	0.1	6.65
$1.21 to $6.65	6,595	3.8	$2.10

	Options Exercisable
Exercise Prices	Number Exercisable at September 30, 2008	Weighted- Average Exercise Price
(Cdn$)		(Cdn$)

$1.21 to $1.80	2,358	$1.23
$2.00 - $3.36	189	2.53
$3.85 - $5.32	1,156	4.49
$6.65	275	6.65
$1.21 to $6.65	3,978	$2.62

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

15. COMMON SHARES (CONT'D)

(c)	Share Bonus Plan

At the special meeting of shareholders held on November 29, 2007, shareholders approved amendments to a share bonus plan approved earlier in the year. The Company had established the share bonus plan for the purpose of advancing the interests of the Company through the motivation, attraction and retention of directors, officers, employees and consultants. The plan was amended to increase the number of common shares reserved for issuance to 2,500,000 post-consolidation common shares. Participants must continue to be employed with the Company until the shares are released from escrow otherwise the shares will be cancelled. There are no voting rights on the shares until release of the shares from escrow to the participant.

Effective December 18, 2007, 1,665,000 common shares were issued and placed into escrow under the plan. The shares were held subject to an escrow arrangement and to be released and delivered to the participant at 25% on each of June 30, 2008, December 31, 2008, June 30, 2009, and December 31, 2009. The total value of the grant was determined to be $2,053,000 and will be recognized in stock-based compensation as they vest. For the three months ended September 30, 2008, an amount of $250,000 and $1,239,000 for the nine month period, had been recorded as stock-based compensation in respect of shares issued under this plan.

A summary of the changes in the bonus shares held in escrow in 2008 is as follows:

Number of Bonus Shares

At December 31, 2007	1,665
Cancellation of bonus shares in escrow	(43)
Issuance of common shares	(411)
At September 30, 2008	1,211

16.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital are as follows:

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007

Accounts receivable and prepaids	$(42)	$2,864	$(2,262)	$3,010
Product inventory	1,086	(404)	1,682	(2,000)
Supplies inventory	(1,223)	(556)	(2,972)	(1,742)
Accounts payable and accrued liabilities	1,658	(777)	3,008	3,194
	$1,479	$1,127	$(544)	$2,462

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

16. SUPPLEMENTAL CASH FLOW INFORMATION (CONT'D)

Operating activities included the following cash payments:

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007

Interest paid	$47	$-	$47	$135

Cash and cash equivalents are comprised of the following:

	September 30, 2008	December 31, 2007
Cash at bank	$2,619	$16,481
Cash equivalents	289	281
	$2,908	$16,762

17.	RELATED PARTY TRANSACTIONS

For the three months and nine months period ended September 30, 2008, the Company incurred management fees of $30,000 (2007 - $nil) and $90,000 (2007 - $nil) , respectively with a company controlled by a director of Central Sun. These transactions occurred during the normal course of operations and were measured at the exchange amount established and accepted by the transacting parties. As at September 30, 2008, $10,000 (2007 - $nil) remains unpaid.

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

18.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGMENT

a)	Financial instruments

The Company has classified financial instruments as follows:

	September 30, 2008	December 31, 2007
Financial assets:
Held-for-trading, measured at fair value
Cash and cash equivalents	$2,908	$16,762
Restricted cash	272	493

Available-for-sale, measured at fair value
Marketable securities	368	1,619

Loans and receivables, measured at amortized costs
Orosi Mill – construction deposits	4,564	1,899
Insurance receivable	3,534	-
Note receivable	1,952	2,768
Value-added and other tax receivables	1,616	914

Financial liabilities:
Other liabilities, measured at amortized costs
Accounts payable and accrued liabilities	$15,041	$11,906
Loans payable	7,751	-
Warrants liability	350	-
Long term liability	943	-

The Company has no held-to-maturity financial instruments as at September 30, 2008 and December 31, 2007.

b)	Allowance account for credit losses

The Company’s net value added tax receivable amounted to $979,000 as at September 30, 2008 (December 31, 2007 - $654,000). Provision for allowance for doubtful accounts of $438,000 (December 31, 2007 - $358,000) has been made against the gross value added tax receivable balance.

The outstanding receivable of $2,000,000 on the sale of the Cerro Quema property (note 20) has been discounted to $1,952,000.

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

18. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONT'D)

c)	Fair value

The carrying amount of the Company’s financial instruments, which include cash and cash equivalents, accounts receivable, restricted cash, and accounts payable and accrued liabilities, approximate their fair value due to the short-term maturities of these financial instruments.

The fair values of the marketable securities have been determined based on published closing prices at period end or the last trade closest to period end.

The Company believes that the fair values of other long-term liabilities approximate their carrying value.

d)	Capital risk management

Central Sun’s objectives when managing its capital is to ensure it will be able to continue as a going concern while maximizing the return to shareholders. The price of gold, minimizing costs of production of gold and a successful exploration environment are the key factors in helping the Company reach its capital risk management objectives. The capital structure of the Company includes shareholders’ equity, except for accumulated other comprehensive income, and debt incurred. In June 2008, the Company entered into a debt facility as described in note 10.

e)	Risk management policies and hedging activities

The Company’s board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of derivative financial instruments, it does not generally enter into such arrangements. The Company monitors and manages the financial risks relating to operations through analysis of exposures by degree and magnitude of risk. These risks include market risk, credit risk and liquidity risk.

Market risk

Market risk includes currency risk and price risk.

The Company’s operations expose it to changes in the price of gold. Currently, the Company does not engage in any activities that would mitigate this risk.

The Company operates internationally and is exposed to foreign exchange risk arising from recognized assets and liabilities denominated in a currency that is not the Company’s functional currency. A 5% change in the Canadian to U.S. dollar exchange rate would result in a change in net loss of $68,000 and a change in comprehensive loss of $86,000. A 5% change in the Nicaraguan Cordoba to the U.S. dollar would change net loss and comprehensive loss by $84,000.

Central Sun is also exposed to the changes in the market price of its marketable securities. These securities have been designated as available-for-sale. A 5% change in the market value of the securities would not affect net loss but would change comprehensive loss by $18,000.

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

18. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONT'D)

Credit risk

Credit risk refers to the risk that another entity will default on its contractual obligations which will result in a loss for the Company. A significant portion of the Company’s accounts receivables relates to the remaining proceeds from the sale of a development property to the former minority interest holder.

Liquidity risk

Liquidity risk refers to the risk that Central Sun will not be able to meet its financial obligations when they become due or can only do so at excessive costs. The temporary suspension of the Orosi Project has resulted in payment delays to many suppliers for work and services provided to the project. As discussed in Note 1, the Company continues to seek additional financing such that it will meets its obligations as they become due.

19.	SEGMENT INFORMATION

The Company is organized into four segments: Limon Mine (Nicaragua), Bellavista Mine (Costa Rica), Orosi Mine (Nicaragua) and “Corporate and Other”. The Corporate and Other segment includes: Cerro Quema property (note 20), Mestiza property, Keystone Mine (ceased mining operations in April 2000), and corporate operations. The Company evaluates performance based on net earnings or loss. The Company's segments are summarized in the following table:

(i)	Segment Balance Sheets

At September 30, 2008
	Limon Mine	Orosi Mine	Bellavista Mine	Corporate and Other	Total

Cash and cash equivalents	$527	$248	$44	$2,089	$2,908
Other current assets	10,958	5,525	17	7,052	23,552
Restricted cash	-	-	272	-	272
Equipment held for sale	-	-	3,281	-	3,281
Property, plant and equipment	11,561	33,626	-	1,013	46,200
Total assets	$23,046	$39,399	$3,614	$10,154	$76,213

	At December 31, 2007
	Limon Mine	Orosi Mine	Bellavista Mine	Corporate and Other	Total

Cash and cash equivalents	$476	$67	$83	$16,136	$16,762
Other current assets	10,043	1,812	286	5,771	17,912
Restricted cash	-	-	493	-	493
Equipment held for sale	-	-	3,400	-	3,400
Property, plant and equipment	9,921	24,375	-	692	34,988
Total assets	$20,440	$26,254	$4,262	$22,599	$73,555

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

19. SEGMENT INFORMATION (CONT'D)

(ii)	Segment Statements of Operations
	Three months ended September 30, 2008
	Limon Mine	Orosi Mine	Bellavista Mine	Corporate and Other	Total
Sales	$10,207	$-	$-	$-	$10,207
Cost of sales	7,752	-	-	-	7,752
Royalties and production taxes	561	-	-	-	561
Depreciation and depletion	-	37	-	12	49
Accretion expense	23	25	93	9	150
	8,336	62	93	21	8,512
Income (loss) from mining operations before the undernoted items	1,871	(62)	(93)	(21)	1,695
Expenses and other income
General and administrative	-	-	-	1,010	1,010
Orosi Mine - Mill Project	-	453	-	-	453
Care and maintenance	-	1,169	328	-	1,497
Stock-based compensation	-	-	-	615	615
Exploration	412	750	-	85	1,247
Insurance recovery	-	-	(3,191)	-	(3,191)
Other (income) expense	226	(425)	81	(194)	(312)
	638	1,947	(2,782)	1,516	1,319
Net income (loss)	$1,233	$(2,009)	$2,689	$(1,537)	$376

	Three months ended September 30, 2007
	Limon Mine	Orosi Mine	Bellavista Mine	Corporate and Other	Total
Sales	$5,327	$984	$2,761	$-	$9,072
Cost of sales	5,269	1,400	2,239	-	8,908
Royalties and production taxes	305	57	43	-	405
Depreciation and depletion	-	-	-	10	10
Accretion expense	17	24	306	17	364
	5,591	1,481	2,588	27	9,687
Income (loss) from mining operations before the undernoted items	(264)	(497)	173	(27)	(615)
Expenses and other income
General and administrative	-	641	-	817	1,458
Bellavista Mine write-down	-	-	53,797	-	53,797
Orosi Mine - Mill Project	-	377	-	-	377
Care and maintenance	-	631	1,656	-	2,287
Stock based compensation	-	-	-	270	270
Exploration	95	269	-	166	530
Other (income) expense	566	335	(22)	(21)	858
	661	2,253	55,431	1,232	59,577
Loss from continuing operations, before taxes	(925)	(2,750)	(55,258)	(1,259)	(60,192)
Loss from discontinued operations, net of tax	-	-	-	(46)	(46)
Income tax expense	-	-	-	-	-
Net loss	$(925)	$(2,750)	$(55,258)	$(1,305)	$(60,238)

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

19. SEGMENT INFORMATION (CONT'D)

(ii)	Segment Statements of Operations
	Nine months ended September 30, 2008
	Limon Mine	Orosi Mine	Bellavista Mine	Corporate and Other	Total

Sales	$29,899	$-	$-	$-	$29,899
Cost of sales	20,441	-	-	-	20,441
Royalties and production taxes	1,724	-	-	-	1,724
Depreciation and depletion	-	46	-	36	82
Accretion expense	69	74	279	26	448
	22,234	120	279	62	22,695
Income (loss) from mining operations before the undernoted items	7,665	(120)	(279)	(62)	7,204
Expenses and other income
General and administrative	-	-	-	3,821	3,821
Orosi Mine - Mill Project	-	7,242	-	-	7,242
Care and maintenance	-	3,381	448	-	3,829
Stock based compensation	-	-	-	2,826	2,826
Exploration	1,176	2,176	-	288	3,640
Insurance recovery	-	-	(3,191)	-	(3,191)
Other (income) expense	21	(464)	269	(210)	(384)
	1,197	12,335	(2,474)	6,725	17,783
Net income (loss)	$6,468	$(12,455)	$2,195	$(6,787)	$(10,579)

	Nine months ended September 30, 2007
	Limon Mine	Orosi Mine	Bellavista Mine	Corporate and Other	Total

Sales	$18,182	$10,361	$15,139	$-	$43,682
Cost of sales	14,950	11,330	13,353	-	39,633
Royalties and production taxes	1,119	514	257	-	1,890
Depreciation and depletion	-	-	-	30	30
Accretion expense	51	69	327	50	497
	16,120	11,913	13,937	80	42,050
Income (loss) from mining operations before the undernoted items	2,062	(1,552)	1,202	(80)	1,632
Expenses and other income
General and administrative	-	995	-	3,042	4,037
Bellavista Mine write--down	-	-	53,797	-	53,797
Orosi Mine - Mill Project	-	618	-	-	618
Care and maintenance	-	1,396	1,656	-	3,052
Stock based compensation	-	-	-	933	933
Exploration	424	785	-	274	1,483
Other (income) expenses	478	193	2	(6,845)	(6,172)
	902	3,987	55,455	(2,596)	57,748
Income (loss) from continuing operations, before taxes	1,160	(5,539)	(54,253)	2,516	(56,116)
Loss from discontinued operations, net of tax	-	-	-	(170)	(170)
Income tax expense	-	-	-	(1,865)	(1,865)
Net income (loss)	$1,160	$(5,539)	$(54,253)	$481	$(58,151)

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

19. SEGMENT INFORMATION (CONT'D)

The Company’s gold production is currently refined in Canada. Gold is sold to customers in the United States, but due to the liquidity of the gold market and the large number of potential customers worldwide, future sales may not be limited to these customers.

(iii)	Capital Expenditures

Three Months ended September 30, 2008
Limon Mine	Orosi Mine	Bellavista Mine	Corporate and Other	Total

$1,228	$5,401	$-	$336	$6,965

Three Months ended September 30, 2007
Limon Mine	Orosi Mine	Bellavista Mine	Corporate and Other	Total

$460	$1,632	$213	$287	$2,592

Nine Months ended September 30, 2008
Limon Mine	Orosi Mine	Bellavista Mine	Corporate and Other	Total

$2,776	$8,303	$-	$351	$11,430

Nine Months ended September 30, 2007
Limon Mine	Orosi Mine	Bellavista Mine	Corporate and Other	Total

$1,741	$4,667	$1,589	$294	$8,291

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

20.	DISPOSITION OF CERRO QUEMA PROPERTY

On October 31, 2007, Central Sun completed the sale of the Cerro Quema property for aggregate consideration of $6,000,000. At September 30, 2008, $4,000,000 had been paid to Central Sun. The remaining payment of $2,000,000 is due on December 31, 2008. In the event of non-payment, the Company retains the Cerro Quema property and sale proceeds received to date.

The discounted value of $1,952,000 (2007 - $2,768,000) recorded in accounts receivable and prepaids represents the only remaining asset related to the Company’s prior investment in Cerro Quema.

As a result of the timing of cash to be received, the Company has recognized $47,000 (2007 - $nil) and $184,000 (2007 - $nil) of imputed interest income for the three month and the nine month periods ended September 30, 2008, respectively. The statement of operations has separately presented the results from discontinued operations. For the three month and nine month periods ended September 30, 2008, the net income from discontinued operations was $nil (2007 - $46,000) and $nil (2007 - $170,000), respectively.

The cash flows from discontinued operations are as follows:

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007

Operating activities	$-	$(54)	$-	$(242)

21.	SUBSEQUENT EVENTS

a)

On October 20, 2008, the Company announced that the Orosi Mine expansion project would be temporarily suspended and would be under a care and maintenance program until such time additional funding is obtained.

b)

On October 31, 2008, the first $4,000,000 tranche of the short-term loan facility, which was due on this date, was extended to December 8, 2008 the same date the second $4,000,000 tranche is due. The cost of extending the loan was $60,000 and the interest rate on this portion of the loan was increased to 15% per annum.

CENTRAL SUN MINING INC.

CORPORATE INFORMATION

Head Office

500-6 Adelaide Street East

Toronto, ON

M5C 1H6

Tel: 416-860-0919

Fax: 416-367-0182

E-mail: ir@centralsun.ca

OFFICERS	DIRECTORS

Stan Bharti	Stan Bharti
Chairman
George Faught
Peter Tagliamonte
President and Chief Executive Officer	Ronald Gagel

Denis Arsenault	Bruce Humphrey
Chief Financial Officer
Patrick Mars
Graham Speirs
Chief Operating Officer	Joe Milbourne

Bill Pearson	Peter Tagliamonte
Executive Vice President, Exploration

Jennifer Wagner
Corporate Secretary and General Counsel

Rico De Vega
Controller

Listing

Toronto Stock Exchange (TSX)

Stock Symbol: CSM

Warrant Symbol: CSM.WT

American Stock Exchange (AMEX)

Stock Symbol: CSM

Transfer Agent

Equity Transfer and Trust Company

200 University Avenue, Suite 400

Toronto, Ontario

M5H 4H1

Tel: 416-361-0930 / Fax: 416-361-0470